SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
Tender Offer Statement
under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934
(Amendment No. 2)
CenterPoint Energy, Inc.
(Name of Subject Company (issuer))
CenterPoint Energy, Inc.
(Names of Filing Persons (identifying status as offeror, issuer or other person))
3.75% Senior Notes Due 2023
3.75% Senior Notes, Series B Due 2023
(Title of Class of Securities)
15189TAA5 and 15189TAC1
15189TAM9
(CUSIP Number of Class of Securities)
Rufus S. Scott
Senior Vice President, Deputy General Counsel and Assistant Corporate Secretary
CenterPoint Energy, Inc.
1111 Louisiana
Houston, Texas 77002
(713) 207-1111
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Filing Persons)
Copy to:
Gerald M. Spedale
Baker Botts L.L.P.
One Shell Plaza
910 Louisiana
Houston, Texas 77002-4995
(713) 229-1234

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing registration statement number, or the Form or Schedule and the date of its filing.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

     This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on April 17, 2008 by CenterPoint Energy, Inc. (the “Company”), as amended by Amendment No. 1 filed by the Company with the Securities and Exchange Commission on April 25, 2008 (as amended and supplemented by Amendment No. 1 filed by the Company with the Securities and Exchange Commission, the “Schedule TO”), relating to the Company’s offer to purchase its 3.75% Senior Notes due 2023 (the “Old Notes”) and 3.75% Senior Notes, Series B due 2023 (the “New Notes” and, together with the Old Notes, the “Notes”) that were issued by the Company, upon the terms and conditions set forth in the Indenture dated as of May 19, 2003 (the “Original Indenture”) by and between the Company and The Bank of New York Trust Company, National Association (successor to JPMorgan Chase Bank), as Trustee, as amended and supplemented by Supplemental Indenture No. 1 dated as of May 19, 2003 (“Supplemental Indenture No. 1”), under which the Old Notes were issued, and Supplemental Indenture No. 6 dated as of August 23, 2005 (“Supplemental Indenture No. 6” and, together with Supplemental Indenture No. 1, the “Supplemental Indentures”), under which the New Notes were issued (the Original Indenture, as amended and supplemented by the Supplemental Indentures, the “Indenture”), the Company Notice dated April 17, 2008 (the “Company Notice”), and the related offer materials filed as Exhibits (a)(1)(B) to (a)(1)(E) to the Schedule TO (which Company Notice and related offer materials, as amended or supplemented from time to time, collectively constitute the “Option Materials”).
     This Amendment No. 2 to Schedule TO is intended to satisfy the disclosure requirements of Rule 13e-4(c)(3) under the Securities Exchange Act of 1934, as amended.
ITEMS 1 through 9.
     Item 1 through 9 of the Schedule TO, as well as the Company Notice, which is incorporated by reference therein, are hereby amended and supplemented as follows:
Fundamental Change
     Section 2.6 of the Company Notice is hereby amended to add the following:
     “If such a Fundamental Change were to occur, the Company would comply with the applicable requirements of the Securities Exchange Act of 1934, as amended, including Rule 14e-5 promulgated thereunder, which could have the effect of delaying the Company’s purchase of the Notes upon a Fundamental Change.”
Additional Information
     Section 11 of the Company Notice is hereby amended by adding the following to the list of documents containing important information about the Company and its financial condition:
“•	The Company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2008;”

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: April 30, 2008

CENTERPOINT ENERGY, INC.
By:	/s/ Walter L. Fitzgerald
Walter L. Fitzgerald
Senior Vice President and Chief Accounting Officer

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